UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Hatteras Global Private Equity Fund II, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

Telephone Number (including area code):

(919) 846-2324

Name and address of agent for service of process:

J. Michael Fields
8540 Colonnade Center Drive
Suite 401
Raleigh, North Carolina 27615

with a copy to:

Michael P. Malloy, Esquire
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes                                ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Raleigh and State of North Carolina, as of the 3rd day of August, 2011.

Hatteras Global Private Equity Fund II, LLC By: /s/ David B. Perkins Name: David B. Perkins Title: President